UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Health, Co. ("Mighty Self")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 13, 2017

Physical address of issuer
675 Hegenberger Rd, Suite 120 Oakland, CA 94621

Website of issuer
www.mightycbd.co

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
0.0% of the amount raised, or $0.00

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Discount
20%

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company,

may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$54,654.19	$39,163.26
Cash & Cash Equivalents	$37,077.90	$12,008.65
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$27,494.22	$8,281.22
Taxes Paid	$800.00	$448.14
Net Income	-$84,190.07	-$33,180.10

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 4, 2019

FORM C

Up to $107,000.00

Mighty Health, Co. (“Mighty Self”)



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mighty Health Co. (“Mighty Self”), a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary’s platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.mightycbd.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 4, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.mightycbd.co.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Mighty Health Co. (the "Company") is a Delaware Corporation, formed on June 13, 2017. The Company was formerly known as Mighty Foods Co.

The Company is located at 675 Hegenberger Rd, Suite 120 Oakland, CA 94621

The Company's website is www.mightycbd.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

At Mighty Self, we strive to help millions of people be their best selves every day. We make nutraceuticals that combine full spectrum Cannabidiol ("CBD") extracts with modern and traditional bioactive ingredients to create an emerging category of health and wellness products whose formulas are designed to help manage your daily health and wellness needs.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 29, 2019
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to specific products that we may seek to develop or commercialize in the future. Our competitors for these products may include major companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw materials and basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in the U.S. because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Phil McGarr, Dave Rothenberg, and Matthew Runeare who are Director, Chairman & COO, and CEO of the Company, respectively. The Company has or intends to enter into employment agreements with Phil McGarr, Dave Rothenberg, and Matthew Runeare, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Phil McGarr, Dave Rothenberg, and Matthew Runeare or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in

jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Phil McGarr, Dave Rothenberg, and Matthew Runeare in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Phil McGarr, Dave Rothenberg, and Matthew Runeare dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In *United States v. Oakland Cannabis Buyers' Cooperative* and *Gonzales v. Raich,* the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement [including the Cole Memo] is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter

statute and the Bank Secrecy Act. Recent guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Assets leased to cannabis businesses may be forfeited to the federal government.
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties,

including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as cannabis, CBD, and health and wellness where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in

volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of David Rothenberg, Matthew Runeare, and Phil McGarr.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a

manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

At Mighty Self, we strive to help millions of people be their best selves every day. We make nutraceuticals that combine full spectrum CBD extracts with modern and traditional bioactive ingredients to create an emerging category of health and wellness products whose formulas are designed to treat common, daily health and wellness needs. Additionally, the Company plans to build a community of health-conscious consumers and wellness professionals supported by timely and authoritative educational content, as well as health and wellness related services and resources.

Business Plan

The Company plans to build a community of health-conscious consumers and wellness professionals supported by timely and authoritative educational content, as well as health and wellness related services and resources. In order to do this, the Company plans to continue to invest in marketing for its existing products, BALANCE and FOCUS, and will work towards scaling production of these products. The Company also plans to release two new products in 2019: SLEEP and RECOVER

History of the Business

Inspiration for the Company came in 2016. The founders believed that Cannabinoids, including hemp-derived CBD, could help users meet common daily needs for relaxation, mood support, energy, sleep, and productivity.

After 9 months of product development and market testing, the Company was founded in June of 2017 to help realize the vision of bringing these health and wellness benefits to millions of other people.

Since its establishment, the Company has: successfully raised funds, built its supply chain, sales channels and manufacturing capabilities, created new products, engaged strategic advisors and marketing partners, launched its products, and realized its first sales revenues.

Based on its business progress and successes to date, the Company is currently planning, and actively working towards, scaling production, marketing, and sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
BALANCE	Aims to improve mood, energy, and relaxation	Working parents, anxiety-prone individuals.
FOCUS	Capsule that aims to increase mental energy and productivity	Working parents, other professionals, students

We are in development with several new products, including: 1) SLEEP, for naturally improved rest, and 2) RECOVER, a nutrient dense 2-ounce, one-shot beverage.

We have nationwide distribution as well as direct-to-consumer online sales via our website and Amazon.

Competition

The Company's primary competitors are Plant People, Care/Of, and Elysium Health.

Mighty Self is a next generation nutraceuticals company. We are aiming to create a new category of Over-the-Counter treatments for common daily conditions such as sleep, energy, brain health, stress and anxiety, based on recent studies that seek to advance understanding of the human endocannabinoid system and its regulatory functions in health and disease. Our position in the market landscape sits at the intersection of several global trends in personal health: 1) increasing adoption of CBD, 2) strong growth in the global nutraceuticals market, and 3) increasing percentage and demographic diversity of consumers who embrace health and wellness as a lifestyle.

Customer Base

Our customers are health-conscious aspirational consumers, a group of modern consumers not defined by age, but by their desire to have a positive impact and to connect with a community. They globally represent 40% of the adult market.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Note that to date, the FDA has not approved a marketing application for cannabis for the treatment of any disease or condition.

Litigation

In March 2019, the Company received a cease and desist letter related to its use of the name "Mighty Health." The Company is currently working towards a resolution and name change. As part of this process, on May 23, 2019 it filed to trademark "Mighty Self" with the USPTO. The Company does not plan to switch the name of its Mighty BALANCE and Mighty FOCUS products. The matter remains open.

Other

The Company's principal address is 675 Hegenberger Rd, Suite 120 Oakland, CA 94621

The Company has the following additional addresses: 675 Hegenberger Rd., Suite 120A Oakland, CA 94621

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Frontier Advanced Nutrition	Limited Liability Company	California	June 13, 2017	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	28.00%	$7,000	29.90%	$32,000
Research and Development	10.00%	$2,500	9.35%	$10,000
Manufacturing	32.00%	$8,000	30.84%	$33,000
Equipment Purchases	10.00%	$2,500	9.35%	$10,000
Future Wages	12.00%	$3,000	11.21%	$12,000
Accrued expenses of managers, officers, directors or employees	8.00%	$2,000	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. In the event that the Company is falling short of sales targets, the Company may allocate more funds to sales and marketing. In the event of a need to accelerate the scale up of manufacturing to fulfill pending orders, the Company may allocate more funds to manufacturing and/or supply chain.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Phil McGarr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health Co. / Director / June 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

DCSM Inc. / Partner / November 2014 – Present
Responsible for business development and fundraising activities

Nirvino / Director of Marketing / Feb 2006 – May 2010
Responsible for business and market development. Worked closely with his team to plan and execute go-to-market strategies

Educational background:

University of California San Diego
Bachelor's Degree, Economics

_____

Name

Dave Rothenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health Co. / Director, COO / January 2018 - Present

Mighty Health Co. / Director, CEO / June 2017 - January 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mighty Health Co. / Director, COO / January 2018 - Present
Responsible for manufacturing, supply chain, product development and testing.

Mighty Health Co. / Director, CEO / June 2017 - January 2018
Responsible for manufacturing, supply chain, product development and testing.

NXST, Inc. / CEO / December 2018 - Present
Responsible for business and market development. Plan and execute go-to-market, fundraising, and customer development activities.

NXST, Inc. / VP Strategic Marketing / March 2016 - December 2018
Responsible for business and market development. Working closely with the CEO to plan and execute Go-to-Market, growth investment and partner development activities.

SellingInnovation.io / Consultant / April 2005 - Present
Help startups and small enterprises create products, engage customers and grow revenue: launching new business units or product lines, development and execution of strategic product and marketing plans, analyzing and innovating business models for executive planning.

Educational background:

University of Colorado at Boulder
Bachelor's Degree, Physics
Bachelor's Degree, Aerospace
Minor Philosophy
Team Lead for NASA Center of Excellence @ CU Boulder
Senior Research Associate for High Energy Physics Group

Name

Matthew Runeare

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health Co. / Director, CEO / January 2018 - Present

Mighty Health Co. / Director, COO / June 2017 - January 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mighty Health Co. / Director, CEO / January 2018 - Present
Responsible for manufacturing, supply chain, product development and testing.

Mighty Health Co. / Director, COO / June 2017 - January 2018
Responsible for manufacturing, supply chain, product development and testing.

Off the Grid / Consulting Senior Brand Director / May 2017 - Present
Direct and lead all brand and design consisting of experience & environmental design, and all content (photography, editorial, and social media).

Vice President of Brand / Munchery / January 2016 - March 2017
Led all brand and content strategy, creative marketing, public relations as well as all creative development of print, digital design, photography, content, and packaging.

Educational background:

Università di Scienze Gastronomiche
Masters, Food Culture and Communications, Magna Cum Laude

California College of the Arts
Bachelor's Degree, Identity Design and Letter Press Printing

University of California, Santa Cruz
Bachelor's Degree, Sociology

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dave Rothenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health Co. / Director, COO / January 2018 - Present

Mighty Health Co. / Director, CEO / June 2017 - January 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mighty Health Co. / Director, COO / January 2018 - Present
Responsible for manufacturing, supply chain, product development and testing.

Mighty Health Co. / Director, CEO / June 2017 - January 2018
Responsible for manufacturing, supply chain, product development and testing.

NXST, Inc. / CEO / December 2018 - Present
Responsible for business and market development. Plan and execute go-to-market, fundraising, and customer development activities.

NXST, Inc. / VP Strategic Marketing / March 2016 - December 2018
Responsible for business and market development. Working closely with the CEO to plan and execute Go-to-Market, growth investment and partner development activities.

SellingInnovation.io / Consultant / April 2005 - Present
Help startups and small enterprises create products, engage customers and grow revenue: launching new business units or product lines, development and execution of strategic product and marketing plans, analyzing and innovating business models for executive planning.

Educational background:

University of Colorado at Boulder
Bachelor's Degree, Physics
Bachelor's Degree, Aerospace
Minor Philosophy
Team Lead for NASA Center of Excellence @ CU Boulder
Senior Research Associate for High Energy Physics Group

_____

Name

Matthew Runeare

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mighty Health Co. / Director, CEO / January 2018 - Present

Mighty Health Co. / Director, COO / June 2017 - January 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mighty Health Co. / Director, CEO / January 2018 - Present
Responsible for manufacturing, supply chain, product development and testing.

Mighty Health Co. / Director, COO / June 2017 - January 2018
Responsible for manufacturing, supply chain, product development and testing.

Off the Grid / Consulting Senior Brand Director / May 2017 - Present
Direct and lead all brand and design consisting of experience & environmental design, and all content (photography, editorial, and social media).

Vice President of Brand / Munchery / January 2016 - March 2017
Led all brand and content strategy, creative marketing, public relations as well as all creative development of print, digital design, photography, content, and packaging.

Educational background:

Università di Scienze Gastronomiche
Masters, Food Culture and Communications, Magna Cum Laude

California College of the Arts
Bachelor's Degree, Identity Design and Letter Press Printing

University of California, Santa Cruz
Bachelor's Degree, Sociology

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The company has also authorized 1,000,000 shares in employee stock options, of which 1,000,000 remain unissued.

The issuer conducted the following exempt offerings within the past three years:

Type of security	Convertible Promissory Notes Series 2017A
Offer date	07/13/2017
Amount sold	$50,000
Exemption relied upon	Section 4(a)(2)
Use of proceeds	Research and product development
Interest rate and payment schedule	6%
Amortization Schedule	Unless earlier converted, on the Maturity Date the Purchaser may demand payment of the entire principal amount of the Note plus unpaid accrued interest.
Describe any collateral or security	None
Maturity Date	7/13/2019
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the amount obtained by dividing (x) $1,000,000 (the "Valuation cap") by (y) the fully diluted capitalization of the company prior to the qualified financing (excluding the note). • Upon a change of control of the Company or other "Corporate Transaction," all the outstanding principal amount of the Notes along with unpaid accrued interest, shall convert into Series A Preferred at a Conversion Price equal to the lesser of (i) the company's valuation at the time of the Change of Control by (y) the fully diluted capitalization of the Company prior to the conversion (excluding the note) or (ii) an amount obtained by dividing (xx) $1,000,000 (the "Valuation cap") by (yy) the fully diluted capitalization of the company prior to conversion (excluding the note).

	• The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Promissory Notes 2018A
Offer date	2/20/2018
Amount sold	$10,000
Exemption relied upon	4(a)(2)
Use of proceeds	Operations of the business
Interest rate and payment schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest shall be due and payable on request.
Describe any collateral or security	None
Maturity Date	2/20/2020
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the Equity Securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the lesser of (i) the cash price paid per share by the investors in the Qualified Financing, and (ii) amount obtained by dividing (x) $2,000,000 (the "Valuation cap") by (y) the the outstanding shares Common Stock of the company immediately prior to the Qualified Financing. Upon a Change of Control of the Company, while this note is still outstanding, the Company shall repay the holder in cash an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. • The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Promissory Notes 2018A
Offer date	2/16/2018
Amount sold	$18,000
Exemption relied upon	4(a)(2)
Use of proceeds	Operations of the business
Interest rate and payment schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest shall be due and payable on request.
Describe any collateral or security	None
Maturity Date	7/31/2019
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the Equity Securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the lesser of (i) the cash price paid per share by the investors in the Qualified Financing, and (ii) amount obtained by dividing (x) $2,000,000 (the "Valuation cap") by (y) the the outstanding shares Common Stock of the company immediately prior to the Qualified Financing. Upon a Change of Control of the Company, while this note is still outstanding, the Company shall repay the holder in cash an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. • The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Promissory Notes 2018A
Offer date	3/31/2018
Amount sold	$5,000
Exemption relied upon	4(a)(2)
Use of proceeds	Operations of the business
Interest rate and payment schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest shall be due and payable on request.
Describe any collateral or security	None
Maturity Date	All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after March 31st, 2019
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the Equity Securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the lesser of (i) the cash price paid per share by the investors in the Qualified Financing, and (ii) amount obtained by dividing (x) $2,000,000 (the "Valuation cap") by (y) the outstanding shares Common Stock of the company immediately prior to the Qualified Financing.

Upon a Change of Control of the Company, while this note is still outstanding, the Company shall repay the holder in cash an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest.

The Notes may not be prepaid without the prior written consent of the investors. |

Type of security	Convertible Promissory Notes 2018B
Offer date	5/3/2018
Amount sold	$2,500
Exemption relied upon	4(a)(2)
Use of proceeds	Operations of the business
Interest rate and payment schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest shall be due and payable on request.
Describe any collateral or security	None
Maturity Date	5/3/2021
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the Equity Securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the lesser of (i) the cash price paid per share by the investors in the Qualified Financing, and (ii) amount obtained by dividing (x) $4,000,000 (the "Valuation cap") by (y) the outstanding shares Common Stock of the company immediately prior to the Qualified Financing. Upon a Change of Control of the Company, while this note is still outstanding, the Company shall repay the holder in cash an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Promissory Notes 2018C
Offer date	08/25/2018
Amount sold	$55,000
Exemption relied upon	4(a)(2)
Use of proceeds	Operations of the business
Interest rate and payment schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest shall be due and payable on request.
Describe any collateral or security	None
Maturity Date	7/24/2021
Other material terms	Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the Equity Securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to the lesser of (i) the cash price paid per share by the investors in the Qualified Financing multiplied by 0.80, and (ii) amount obtained by dividing (x) $4,000,000 (the "Valuation cap") by (y) the outstanding shares Common Stock of the company immediately prior to the Qualified Financing. Upon a Change of Control of the Company, while this note is still outstanding, the Company shall repay the holder in cash an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

In addition to the convertible notes previously detailed, the Company has the following debt outstanding:

Type of debt	Simple loan
Amount outstanding	Estimated $20,000
Interest rate and payment schedule	Return of principal amount at unspecified date
Describe any collateral or security	N/A
Maturity Date	N/A
Other material terms	The company is in agreement with Ben Larson that he will pay rent for the foreseeable future. The full amount of the loan cannot yet be determined. The company has agreed to pay the full principal amount back at an unspecified date in the future.

Ownership

A majority of the Company is owned by a few people. Those people are David Rothenberg, Matthew Runeare, and Phil McGarr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Rothenberg	43.75%
Matthew Runeare	31.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$6,467.	-$23,921	$0.00

Operations

The Company completed several rounds of friends and family financing as of January 31st, 2019. Following the Offering, we should have enough liquidity to execute our business plan for 4-6 months. We intend to be profitable by the middle of Year 3 of operations. Our significant challenges are marketing a product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones:

- establishing a contract manufacturing partnership in Utah with a 3rd party which whom we are currently in discussions
- executing marketing and promotional campaigns that drive direct-to-consumer sales from our website, Amazon and additional online marketplaces.
- leveraging on-demand human resources to keep operations lean and efficient
- driving down Cost of Goods by achieving scale in manufacturing

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have roughly $8,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will likely procure several pieces of small equipment for capsule packing, powder mixing, and labeling. These purchases are represented in our Use of Funds statement.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 29, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$5,000,000.00

Discount
20%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the purchase price. No interest shall accrue on the purchase price under the Crowd Notes.

"Corporate Transaction" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv. the initial public offering ("IPO"), liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred Stock shareholders shall have the right to vote on the same basis as Common Stock shareholders.

The Company does not have any other voting agreements in place.

The Company does have a shareholder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of capital stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the

Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Ben Larson
Relationship to the Company	Company Advisor and Partner at Gateway 2017 LLC, an existing convertible note holder
Total amount of money involved	~$20,000.00
Benefits or compensation received by related person	Return of principal amount.
Benefits or compensation received by Company	Gap financing for rental space.
Description of the transaction	Simple loan of funds for rental space. The total amount is estimated to be $20,000 although it is not yet determined.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Rothenberg
(Signature)

David Rothenberg
(Name)

Chairman, COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Rothenberg
(Signature)

David Rothenberg
(Name)

Chairman, COO
(Title)

6/4/2019
(Date)

/s/Matthew Runeare
(Signature)

Matthew Runeare
(Name)

CEO
(Title)

6/4/2019
(Date)

I, David Rothenberg, being the founder of Mighty Health, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/David Rothenberg
(Signature)

David Rothenberg
(Name)

Chairman, COO
(Title)

6/4/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

Mighty Health, Inc.
Statement of Assets, Liabilities and Equity
As of December 31, 2017
Unaudited Financial Statements

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	$ 12,008.65
Other Current Assets	
Inventory Asset	
Packaging Supplies	10,518.21
Raw Materials Inventory	
Flower/Oil Inventory	15,773.63
Raw Materials Inventory - Other	448.86
Total Raw Materials Inventory	16,222.49
Total Inventory Asset	26,740.70
Total Other Current Assets	26,740.70
Total Current Assets	38,749.35
Fixed Assets	
Machinery and Equipment	1,091.91
Accumulated Depreciation	(791.00)
Total Fixed Assets	300.91
TOTAL ASSETS	39,050.26
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Convertible Debt	51,500.00
Due to Stockholders	19,843.36
Total Long Term Liabilities	71,343.36
Total Liabilities	71,343.36
Equity	
Net Income	(32,293.10)
Total Equity	(32,293.10)
TOTAL LIABILITIES & EQUITY	$ 39,050.26

Mighty Health, Inc.
Statement of Assets, Liabilities and Equity
As of December 31, 2018
Unaudited Financial Statements

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	$ 37,112.90
Other Current Assets	
Inventory Asset	
Finished Goods	4,900.00
Packaging Supplies	6,253.84
Raw Materials Inventory	
Flower/Oil Inventory	3,216.63
Raw Materials Inventory - Other	2,909.61
Total Raw Materials Inventory	6,126.24
Total Inventory Asset	17,280.08
Total Other Current Assets	17,280.08
Total Current Assets	54,392.98
Fixed Assets	
Machinery and Equipment	2,692.21
Accumulated Depreciation	(2,509.00)
Total Fixed Assets	183.21
TOTAL ASSETS	54,576.19
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Rent Payable	5,376.00
Total Other Current Liabilities	5,376.00
Total Current Liabilities	5,376.00
Long Term Liabilities	
Convertible Debt	144,991.69
Due to Stockholders	19,294.36
Total Long Term Liabilities	164,286.05
Total Liabilities	169,662.05
Equity	
Retained Earnings	(32,293.10)
Net Income	(82,792.76)
Total Equity	(115,085.86)
TOTAL LIABILITIES & EQUITY	$ 54,576.19


Mighty Health, Inc.
Statement of Revenues and Expenses
January through December 2017
Unaudited Financial Statements


	2017
Ordinary Income/Expense	
Cost of Goods Sold	
Material & Ingredients	$ 1,766.22
Product Testing & Processing	6,515.00
Total COGS	8,281.22
Gross Profit	(8,281.22)
Expense	
Advertising and Promotion	680.00
Bank Service Charges	99.90
Consulting Fees	6,000.00
Credit & Collection Costs	0.00
Depreciation Expense	791.00
Dues and Subscriptions	35.76
Interest Expense	1,500.00
Meals and Entertainment	136.95
Office Expense	249.91
Outside Services	87.85
Professional Fees	1,384.00
Rent Expense	7,500.00
Research and Development	4,411.87
Supplies	243.60
Tax Expense	448.14
Telephone Expense	10.29
Travel Expense	324.61
Utilities	108.00
Total Expense	24,011.88
Net Ordinary Income	(32,293.10)
Net Income	$ (32,293.10)

Mighty Health, Inc.
Statement of Revenues and Expenses
January through December 2018
Unaudited Financial Statements

	2018
Ordinary Income/Expense	
Cost of Goods Sold	
Packaging - COGS	$ 13,768.68
Material & Ingredients	11,974.54
Product Testing & Processing	1,751.00
Total COGS	27,494.22
Gross Profit	(27,494.22)
Expense	
Advertising and Promotion	5,857.40
Bank Service Charges	298.21
Business Licenses and Permits	226.00
Consulting Fees	23,310.00
Credit & Collection Costs	299.94
Depreciation Expense	1,718.00
Dues and Subscriptions	268.43
Interest Expense	5,491.69
Meals and Entertainment	2,430.74
Office Expense	1,536.04
Office Supplies	96.96
Outside Services	3,524.33
Postage and Delivery	87.96
Professional Fees	880.00
Rent Expense	5,376.00
Supplies	301.28
Tax Expense	800.00
Travel Expense	2,627.56
Utilities	168.00
Total Expense	55,298.54
Net Ordinary Income	(82,792.76)
Net Income	$ (82,792.76)


Mighty Health, Inc.
Statement of Cash Flows
January 2017 through December 2017
Unaudited Financial Statements


	2017
Cash at beginning of period	$ -
OPERATING ACTIVITIES	
Net Income	(32,293.10)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory Asset:Finished Goods	0.00
Inventory Asset:Packaging Supplies	(10,518.21)
Inventory Asset:Raw Materials Inventory	(448.86)
Inventory Asset:Raw Materials Inventory:Flower/Oil Inventory	(15,773.63)
Rent Payable	0.00
Net cash provided by Operating Activities	(59,033.80)
INVESTING ACTIVITIES	
Machinery and Equipment	(1,091.91)
Accumulated Depreciation	791.00
Net cash provided by Investing Activities	(300.91)
FINANCING ACTIVITIES	
Convertible Notes Payable	50,000.00
Accrued Interest Payable - Convertible Notes	1,500.00
Due to Stockholders:David Rothenberg	8,350.61
Due to Stockholders:Matthew Runeare	2,769.12
Due to Stockholders:Philip McGarr	8,723.63
Net cash provided by Financing Activities	71,343.36
Net cash increase for period	12,008.65
Cash at end of period	$ 12,008.65


Mighty Health, Inc.
Statement of Cash Flows
January 2018 through December 2018
Unaudited Financial Statements


	2018
Cash at beginning of period	$ 12,008.65
OPERATING ACTIVITIES	
Net Income	(82,792.76)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory Asset:Finished Goods	(4,900.00)
Inventory Asset:Packaging Supplies	4,060.79
Inventory Asset:Raw Materials Inventory	(6,307.17)
Inventory Asset:Raw Materials Inventory:Flower/Oil Inventory	16,607.00
Rent Payable	5,376.00
Net cash provided by Operating Activities	(67,956.14)
INVESTING ACTIVITIES	
Machinery and Equipment	(1,600.30)
Accumulated Depreciation	1,718.00
Net cash provided by Investing Activities	117.70
FINANCING ACTIVITIES	
Convertible Notes Payable	88,000.00
Accrued Interest Payable - Convertible Notes	5,491.69
Due to Stockholders:David Rothenberg	(549.00)
Due to Stockholders:Matthew Runeare	0.00
Due to Stockholders:Philip McGarr	0.00
Net cash provided by Financing Activities	92,942.69
Net cash increase for period	25,104.25
Cash at end of period	$ 37,112.90

EXHIBIT B
Company Summary





Company: Mighty Self

Market: CBD & Cannabis / Health & Wellness

Product: Daily nutraceuticals that combine full spectrum CBD & cannabis extracts with other bioactive compounds.

Company Highlights

- Farm Bill passed in December 2018 legalizing Hemp and CBD nationwide[i]
- Launched two products in 2018, one CBD product to boost mood and energy and one cannabis-infused (i.e. THC-infused) product for enhanced attention and focus
- Plans to launch two more products in 2019, focused on improving sleep and aiding the body's recovery from stress
- Began generating revenue in January 2019

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks. Product perks do not include a shipping fee that will be based on their state or country assuming it's legal to ship to that destination. All perks above $250 will also include an exclusive, specially-designed owner's t-shirt for investors.

$250+: Mighty Self stickers and an exclusive, specially-designed owner's t-shirt for investors

$500+: One-month supply of BALANCE (*one bottle*)

$1,000+: 3-month supply of BALANCE (*three bottles),* pocket-sized capsule case, and three coupon codes per month for family or friends (*30% discount for 12 months)*

$5,000+: Early access to all CBD products and a six-month supply of BALANCE (*six bottles*)

$10,000+: Guided tour of San Francisco dispensaries, breweries, or a local cannabis farm (*investors may choose between the three)*, and a one-year supply of BALANCE (*12 bottles)*

$15,000+: One bottle of a custom CBD formulation based on Mighty Self's interview process


Opportunity

Over the past few years, many states have legalized marijuana usage in some form. As of the beginning of 2019, cannabis is legal for medical use in thirty-three states. Washington D.C. and ten states have also legalized cannabis for recreational use by adults over the age of 21.[ii]



In December 2018, President Trump signed the 2018 Farm Bill, legalizing the commercial production of hemp in the United States. Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[iii] While researchers are still studying the potential benefits of CBD, it's already used for pain relief, anti-seizure properties, combatting anxiety, fighting cancer, reducing the risk of diabetes, and treating sleep issues.[iv]

In 2017, the U.S. CBD industry grew by nearly 40% to reach a total market size of $367 million. The $367 million market was split between hemp-derived CBD ($190 million) and marijuana-derived CBD ($177 million). The market is expected to reach over $1.9 billion by 2022 with hemp-derived CBD expected to reach $646 million, marijuana-derived CBD expected to reach $647 million, and pharmaceutical-related CBD products expected to reach $625 million.[v]

Founded in 2017, Mighty Self makes nutraceuticals that combine full spectrum CBD extracts with modern and traditional bioactive ingredients to create a new category of health and wellness products. Full spectrum CBD contains the natural substances found in cannabis including terpenes, cannabinoids, flavonoids, and fatty acids that are believed to have therapeutic value.[vi] Mighty Self currently produces CBD and cannabis-infused (i.e. THC-infused) products that can help address daily health and wellness needs.



Product

Mighty Self creates CBD and cannabis-infused products that seek to help users with anxiety, stress, relaxation, and focus. The CBD and/or THC are blended with bio-active ingredients like Ashwagandha, Curcumin, L-Theanine, Theorbromine, and others. The company believes that adding specific amounts of other bio-active ingredients with a low dosage of THC and CBD can increase relaxation, attention, reduce stress, and help with sleep, depending on which ingredients are included. Mighty Self currently has two products in the market, BALANCE and FOCUS. The company plans on releasing two more products, SLEEP and RECOVER, in 2019.

BALANCE



BALANCE is made with non-psychoactive hemp-based CBD extract that is blended with other ingredients and taken orally in capsule form. It seeks to provide daily alignment, with ingredients to boost your mood, help you relax, and give you a healthy dose of natural anti-inflammatory compounds. BALANCE is made from specially selected domestic hemp and contains less than 0.03% THC.

FOCUS

FOCUS is a cannabis-infused nutraceutical that is intended to help enhance clarity and productivity. The product is taken orally in capsule form and made with full-spectrum, whole plant extract that contains THC and CBD. The product is also blended with several other bio-active ingredients like piracetam, theobromine, L-theanine, B6, B12, folic acid, and more, that the company believes to increase mental energy and attention.





Use of Proceeds and Product Roadmap



The company plans to use the proceeds from this raise to increase brand awareness and manufacturing. In order to increase brand awareness, the company plans to spend roughly 30% of the proceeds from this raise on marketing. The company intends to gain brand awareness through targeted retail presence at health and beauty, natural foods, and specialty stores. The company also intends to spend on education tools online, delivery partners, in-store samples and demos, lunch and learns, and influencer and partner promotions. The company will also spend over 30% of this raise on manufacturing to increase inventory and reduce its cost of goods sold. The company plans on hiring two contract manufacturers, one for the CBD product line and one for the THC product line.

The company also plans to allocate proceeds from this raise towards research and development, purchasing necessary equipment to simplify the production process, future wages, and accrued expenses. The company intends on purchasing equipment to automate the capsule making process. The funds spent on research and development will go towards finalizing formulas for the SLEEP and RECOVER products.

Upcoming Products

SLEEP: In response to customer demand, the company has begun formulating its SLEEP product and anticipates release by the end of 2019. A portion of the proceeds from this raise will be used to begin formal market testing of candidate formulas for SLEEP.

RECOVER: Customer surveys provided anecdotal evidence that the BALANCE product was also helpful in remediating headaches and discomfort associated with strenuous exercise or a late night of recreational activities. Based on these responses and the company's intention to develop a more effective "recovery" product, it has conducted R&D for a formula specifically designed to aid the body's recovery from the physical symptoms of stress. The company intends for the RECOVER product to be a small format beverage to support the body's nutritional and medicinal needs when recovering from physical symptoms associated with common stressors in daily life. The RECOVER product is expected to launch in the second half of 2019.



Business Model

The company currently generates revenue from the sale of its two products, BALANCE and FOCUS, which cost $39.95 each for approximately 25 servings. Currently, the BALANCE product is produced in-house and costs $7.50 per bottle. FOCUS is produced by a third-party manufacturer in California and costs $5.10 to produce. The products can be purchased online through the company's website and at select retailers in Northern California. Wholesale orders can be placed with the company's distributors: ESI Logistics (for FOCUS) and CWI (for BALANCE). The company sells its products for roughly $180 per case of 12 to wholesale partners.

The company intends to use a portion of the proceeds from this raise to hire two new third-party contractors to manufacture the products. The company believes the cost of goods sold associated with the BALANCE and FOCUS products will decrease with the new manufacturers.

Potential Litigation

In March 2019, the company received a cease and desist letter related to its use of the name "Mighty Health." The company is currently working on a resolution and name change. As part of this process, on May 23, 2019, the company filed to trademark "Mighty Self" with the USPTO. The company does not plan to switch the name of its Mighty BALANCE and Mighty FOCUS products. The matter remains open.

HISTORICAL FINANCIALS

Mighty Self began generating revenue in January 2019, though it gave away some of its product for free last year to promote brand awareness. As of the end of April 2019, the company generated revenue of $2,788. The company picked up traction in April generating revenue of $1,753, a 101% increase from $860 in March.



In 2018, expenses totaled $82,792. The majority of expenses went towards developing and testing the products. The increase in expenses in March 2018 was due to a $10,000 expense for consulting fees. In 2018, the company had the following major expenses:



- $27,494 (33%) on packaging, materials and ingredients, and product testing.
- $23,310 (28%) on consulting fees
- $5,857 (7%) on advertising and promotion
- $5,376 (6%) on rent

 In 2017, the company's expenses totaled $32,293. The increase in Q4 2018 was due to a large increase in cost of goods sold in order to increase inventory. The company manufactured a large number of products in Q4 2018 in preparation of sales in Q1 2019.

In the first four months of 2019, the company has incurred expenses of $28,900. Third-party consulting and professional fees have been the largest expense in 2019 accounting for 65% ($18,620) of total expenses. These fees have been incurred due to professional fees for this raise including legal and CPA fees, and legal fees for a trademark dispute that has been disclosed above. In 2018, the company had an average monthly burn rate of roughly $4,000. The company anticipates a lower burn rate in 2019 due to having a large amount of inventory. Once this raise is complete, the company anticipates increasing its spending on manufacturing and marketing.







Expenses by Category
$50,000.00
$45,000.00
$40,000.00
$35,000.00
$30,000.00
$25,000.00
$20,000.00
$15,000.00
$10,000.00
$5,000.00
$-
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019 (As of 4/30/2018)
Cost of Goods Sold
Third-Party Services
Advertising and Promotion
Research and Development
Office Expenses
Rent Expense
Other Expenses

INDUSTRY AND MARKET ANALYSIS

According to a report by Arcview Market Research and BDS Analytics, the U.S. legal cannabis industry experienced 31% growth in 2017 and reached $8.5 billion. The report forecasts that nationwide spending on cannabis will increase to $23.4 billion by 2022, growing at a 22% compound annual growth rate. This growth is expected to be driven by continued state-by-state roll-out of medical-use programs and adult-use recreational legalization. The research report also predicted that the industry could generate more than 467,000 full-time jobs by 2022.[vii] The worldwide market reached $9.5 billion in 2017, 90% ($8.5 billion) generated in the U.S. The roll-out of legal markets internationally is projected to grow the worldwide market to $32 billion by 2022, lowering the U.S. share to 73%.[viii]

U.S. states have varying levels of cannabis legalization, with some states electing to legalize marijuana for both medical and recreational use. Other states that have legalized both medical and recreational cannabis, like Washington and Colorado, sold $1.3 billion[ix] and $1.5 billion[x] of cannabis, respectively, in 2017.

Countries like Canada are beginning to legalize marijuana for recreational use. In June 2018, Canada became the second country in the world—and the first G7 nation—to implement legislation to legalize recreational marijuana use nationwide.[xi] Canada and California are poised to capture 41% of the world cannabis market by 2022, reaching combined revenue of $13.2 billion.[xii]

According to BCC Research, the global nutraceutical market was valued at $230.9 billion in 2018 and is projected to grow at a compound annual growth rate of 7.8% to reach $336.1 billion by 2023. This growth is expected to be driven by an aging population and rising health concerns among the population. Additionally, emerging markets such as China, India, and Brazil, are expected to influence market growth as those countries' populations experience growth in per capita income. BCC Research projects that China could become the world's largest nutraceutical market by 2030.[xiii]



2018 was the largest year ever for venture capital financing in the global cannabis industry with over $881 million invested across 139 deals. That is more than double the ~$400 million that was invested in 2017 and more than eight times what was invested in 2014. As of January 25, 2019, VC investment in cannabis was nearing $100 million in year-to-date investments.[xiv]



Source: Pitchbook

COMPETITORS

Plant People: Founded in 2017, Plant People provides organic, high-performance CBD and adaptogen products to help consumers naturally reduce stress, anxiety, pain, and inflammation. The company offers several products that vary in consumption methods including balm, drops, capsules, and olive oil. Balm costs $49[xv], drops cost $69 for regular strength or $129 for extra strength[xvi], capsules cost $59[xvii], and the oil costs $34.[xviii] The company offers two different types of capsules, Be Calm and Stay Sharp, that blend CBD with adaptogenic herbs and nootropics to offer customers support for anxiety, sleep, memory, focus, cognitive function, and overall health.[xix] Plant People ships its products to all 50 states, Canada, and Europe.[xx]

Multiply Labs: Multiply Labs uses 3D printers to manufacture personalized pharmaceutical supplements that are made to the unique needs of each patient. The company combines pharmaceutical science with robotics technology and 3D printers to automate the process. Customers are able to design their own capsule by taking a three-minute lifestyle quiz, the capsules are then delivered to them and users can update their capsules using the Multiple Labs app if their health, energy, or schedule changes in the future. Multiply Labs is a Y Combinator portfolio company and in May 2017, it raised $2.7 million in funding from lead investor P101 with participation from CRCM, Graph Ventures, and Fenox Venture Capital.[xxi]

HVMN: Formerly known as Nootrobox, HVMN produces health and wellness nootropic supplements to support brain and body function.[xxii] HVMN's core product, the HVMN Ketone, claims to enhance physical and cognitive performance and endurance. The product costs $99 for a one-time shipment of three bottles or a subscription of $89.10 per month.[xxiii] The company also sells various nutritional products including Keto powder, MCT Oil, electrolyte support, and a Nootrobox which contains four supplements to enhance cognitive and physical performance. In November 2018, the company raised $2 million in funding led by Andreessen Horowitz.[xxiv]



Eva CBD: Founded in 2015, EVA produces hemp and superfood juice blends that are freeze-dried and dosed into vegan capsules. The company currently offers several products including Better Brain, Better Energy, Better Mood, Better Pet Relief, Better Relief, and Better Sleep for human and pet consumption.[xxv] Products range in price based on quantity and monthly subscription but range from $34.99 to $64.99 for a 30 count or $119.99 for a 60 count.[xxvi]

Irwin Naturals: Founded in 1994, Irwin Naturals produces soft-gel based herbal supplements that seeks to address a wide spectrum of health needs. Its products are sold in over 90,000 outlets.[xxvii] The company offers various products CBD soft-gel pills for both men and women, including soft-gels customized with ingredients to help with sleep, libido, and relaxation. It also produces Nitric Oxide Booster for focus, weight management products, multivitamins, sports performance products, and more. Irwin Naturals sells a bottle of 60 CBD soft-gels for prices ranging from $15.99 to $27.99 depending on the product.[xxviii] In 2011, the company had to pay $2.65 million in a settlement due to unfair business practices including false and misleading advertising of dietary supplements.[xxix]


EXECUTIVE TEAM




Matthew Runeare, Co-Founder & CEO: Prior to Mighty Self, Matt served as a Brand Director and Brand President at several companies including Off the Grid, Munchery, and Belcampo Group. He was also the Marketing and Sponsorship Director at Eat Real Festival and the Creative Director at Tivo. Matt graduated with a BA from the University of California, Santa Cruz and also received a master's degree in Food Culture and Communications from the Università di Scienze Gastronomiche in Italy.



David Rothenberg, Co-Founder & COO: David has experience as a product and marketing leader in the U.S., Europe, and Asia. Prior to Mighty Self, he served as the CEO of NXST, a global computer software company. Previously David worked as the Senior Product Manager at PlaceIQ, Head of Product for Disney Interactive at The Walt Disney Company, Director of Marketing and Partnerships at Movea (acquired by InvenSense)[xxx], and Director of Business Development at RTX America Inc. David graduated with a BS in Physics, Aerospace, and Philosophy from the University of Colorado at Boulder.


PAST FINANCING


In 2017 and 2018, the company raised a total of $140,500 through Convertible Notes from friends and family. The Convertible Notes were raised with the following terms:



Date	Amount	Valuation Cap	Discount	Interest
Jul-17	$50,000	$1,000,000	N/A	6%
Feb-18	$10,000	$2,000,000	N/A	6%
Feb-18	$18,000	$2,000,000	N/A	5%
Mar-18	$5,000	$2,000,000	N/A	5%
May-18	$2,500	$4,000,000	N/A	5%
Aug-18	$55,000	$4,000,000	20%	5%

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $5 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

The Herb Somm: 5 Favorite Self-Care Products For a Healthy Happy New Year
Forbes: Cannabis for the Non-Stoner: 11 of the Best CBD Products to Try Right Now
Civilized: Can Cannabis Help You Get Off Adderall?

i https://www.washingtonpost.com/business/2018/12/11/congresss-billion-farm-bill-is-out-heres-whats-it/?utm_term=.329cd980d08b
ii https://www.businessinsider.com/legal-marijuana-states-2018-1
iii http://fortune.com/2018/12/21/hemp-federal-farm-bill/
iv https://www.canabomedicalclinic.com/5-health-benefits-cbd-oils/
v https://www.colorado.edu/center/reach/sites/default/files/attached-files/nfd-thecbdreport-083118.pdf
vi https://www.cbdschool.com/what-is-broad-spectrum-cbd/
vii https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
viii https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
ix https://www.tre.wa.gov/portfolio-item/washington-state-marijuana-revenues-and-health/
x https://www.thecannabist.co/2018/02/09/colorado-marijuana-sales-december-year-2017/98606/
xi https://www.cnn.com/2018/06/20/health/canada-legalizes-marijuana/index.html
xii https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
xiii *Nutraceuticals: Global Markets to 2023,* BCC Research LLC, Published in 2018



xiv https://pitchbook.com/news/articles/the-top-vc-fundings-investors-in-cannabis-in-2018

xv https://plantpeople.co/product/plant-balm/

xvi https://plantpeople.co/product/cbd-drops-extra-strength/

xvii http://plantpeople.co/product/stay-sharp/

xviii http://plantpeople.co/product/cbd-culinary-olive-oil/

xix http://plantpeople.co/product/stay-sharp/

xx https://plantpeople.co/faq/

xxi http://www.finsmes.com/2017/05/multiply-labs-raises-2-7m-in-venture-capital-funding.html

xxii https://techcrunch.com/2017/06/27/hvmnafterall/

xxiii https://hvmn.com/ketone

xxiv https://hvmn.com/blog/company/2-million-financing-round-led-by-andreessen-horowitz

xxv https://evaworldwide.com/

xxvi https://evaworldwide.com/collections/all

xxvii https://www.prnewswire.com/news-releases/marc-washington-joins-irwin-naturals-as-ceo-300681654.html

xxviii https://irwinnaturals.com/collections/best-sellers

xxix https://www.nutraceuticalsworld.com/issues/2011-03/view_breaking-news/irwin-naturals-settles-lawsuit-for-2-65-million

xxx http://ir.invensense.com/phoenix.zhtml?c=237953&p=irol-newsArticle&ID=1945391

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Mighty Health, Co.
675 Hegenberger Rd, Suite 120
Oakland, CA 94621

Ladies and Gentlemen:

The undersigned understands that Mighty Health. Co., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 4, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 29, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	675 Hegenberger Rd, Suite 120 Oakland, CA 94621 Attention: Matthew Runeare
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.

| If to the Purchaser: | [PURCHASER ADDRESS] |
| | [E-MAIL ADDRESS] |

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Mighty Health, Co.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Mighty Health, Co.

CROWD NOTE

FOR VALUE RECEIVED, Mighty Self (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million. The

"**Discount**" is 20%.

The "**Offering End Date**" is July 29, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable

principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal

Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

MIGHTY SELF'S ™ GOAL IS TO EMPOWER PEOPLE TO FIND THEIR OWN PATH TO ENHANCE THEIR PERSONAL HEALTH & FITNESS.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

120 UNIQUE CHEMICAL COMPOUNDS

The cannabis plant contains over 120 unique chemical compounds and studies suggest that some of these compounds may benefit our bodies in a variety of ways, including sleep, productivity, and stress relief.[i]



CBD

THC

THCa

CBG

CBN

CBC

THCv

CBDa

i. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5345356/

CANNABIS IS THE FUTURE OF NUTRACEUTICALS

$133B
BY 2025
NUTRACEUTICALS MARKET[i]

55M
ADULT
USE CANNABIS AS OF 2017[ii]

i: https://www.statista.com/statistics/910097/us-market-size-nutraceuticals/
ii: http://maristpoll.marist.edu/wp-content/misc/Yahoo%20News/20170417_Summary%20Yahoo%20News-Marist%20Poll_Weed%20and%20The%20American%20Family.pdf

Mighty SELF

MIGHTY SELF IN THE PRESS

Civilized.

"Mighty...offers two cannabinoid/nootropic combination products that could potentially help those with certain attention deficits. The formulations, said CEO Matthew Runeare, are meant to, "declutter the mind and quiet the noise around you — which allows you to enter more deeply into whatever you want to do, whether that's being mindful while hanging out on the beach or locking into a spreadsheet.""

CAN CANNABIS HELP YOU GET OFF ADDERALL?

Forbes

"Mighty... Balance formula is exactly what you need if you don't care for chocolate, tinctures, olive oil, gummies, or vapes. Balance comes in capsule form. And while it contains a good dose of CBD, it's not just a CBD pill."

CANNABIS FOR THE NON-STONER: 11 OF THE BEST CBD PRODUCTS TO TRY RIGHT NOW



"By tapping into cannabinoid science and by experimenting with different bio-active ingredients, Mighty was able to create an effective capsule that helped me focus. Since then, cannabis-based supplements have been a part of my self-care routine".

5 FAVORITE SELF-CARE PRODUCTS FOR A HEALTHY, HAPPY NEW YEAR



INTRODUCING BALANCE

Full-spectrum whole hemp-CBD extract for maximum alignment and wellness

DESCRIPTION	With hemp-based CBD, Phenylethylalamine HCL (PEA), Curcumin/Piperine, Theobromine, Ashwagandha, l-theanine, Hordenine, DL-Phenylalanine, Coconut MCT OIL & Maltodextrin.
NET WEIGHT	13.6 grams
GROSS WEIGHT	31.5 grams
PIECES PER BOTTLE	25
BOTTLES PER CASE	12
CASE WEIGHT	.6 Kg
CASE DIMENSIONS	9" x 7" 5" (L x W x H)
CBD PER PIECE	10 mg







Mighty SELF
BALANCE
DAILY ALIGNMENT & WELLNESS SUPPORT
HEMP-BASED CBD NUTRACEUTIC
Mighty SELF ™
BALANCE
NATURAL ALIGNMENT AND WELLNESS
HEMP-BASED CBD
NUTRACEUTICAL BLEND WITH ASHWAGANDHA, CIRCUMIN/PIPERINE, L-THEANINE,THEOBROMINE & OTHER ACTIVE INGREDIENTS
(SEE SIDE PANEL*)
GEL CAPS
NET WT. 20.63 GRAMS
APPROX. 25 PIECES
10.0 MG CBD/CAP
300 MG CBD/PKG

Mighty SELF ™

INTRODUCING FOCUS

Full-spectrum extract with THC & CBD for enhanced clarity & productivity

DESCRIPTION	Daily capsule that combines a carefully selected blend of cannabinoids with L-theanine, B6, B12, theobromine and other active ingredients to boost mental energy and attention.
NET WEIGHT	13.6 grams
GROSS WEIGHT	31.5 grams
PIECES PER BOTTLE	30
BOTTLES PER CASE	6
CASE WEIGHT	.3 Kg
CASE DIMENSIONS	5x3.5x3.5" (L x W x H)
THC, CBD PER PIECE	1mg, 1mg





CA
Mighty™
SELF
FOCUS
ENHANCED CLARITY
& PRODUCTIVITY
CANNABIS-INFUSED
NUTRACEUTICAL BLEND WITH
PIRACETAM, THEOBROMINE,
L-THEANINE, B6, B12,
FOLIC ACID (B9)
GEL CAPS
NETWT. 14.35 GRAMS
APPROX. 30 PIECES
1.0 MG. THC/CAP
30 MG. THC/PKG
1.0 MG. CBD/CAP
30 MG. CBD/PKG
Mighty
SELF
FOCUS
ENHANCED CLARITY
& PRODUCTIVITY
CANNABIS-INFUSED NUTRACE

Mighty™ SELF

SCIENCE-BASED PRODUCT DEVELOPMENT

We believe we're different in the cannabis space because our product development process is rooted in a method that relies on market data and feedback to improve consistency and reliability.



1. STUDY
- Chemistry
- Physiology
- Neuroscience
- Clinical Studies

2. DEVELOP
- Formulations
- Personalize Therapies

3. TEST
- Market Trials
- Consumer Panel

4. RELEASE
- Sales Metrics
- UX Data
- Consumer Analytics

5. ASSESS
- User Experience Data
- Consumer Insights

Mighty SELF



THE MIGHTY TEAM

Dave Rothenberg
COO / Co-founder

Two successful exits, experienced in launching products in Marketing, Product, and Engineering roles.



Matthew Runeare
CEO / Co-founder

Strategy, Content, Design, Brand & product development for Verizon, Disney, Munchery and Belcampo.



Abigail Kalmbach, PhD
Chief Science Officer

Neuroscientist at Columbia University studying the effects of neuromodulators and cannabinoids on the central nervous system.



Phil McGarr
Partner

Veteran Cannabis entrepreneur with connections to supply chain and distribution networks.



MightySelf™

COMPETITIVE LANDSCAPE

More than just a pill or powder, Mighty is creating science backed products that support your daily life by promoting mental health and fitness.

Combining Nootropics, Nutraceuticals and Cannabinoids	New Supplement Companies	Cannabinoid "Supplements"	Nootropic Companies
Mighty SELF™	MultiplyLabs ELYSIUM HVMN care/of	CW Charlotte's Web by The Stanley Brothers PRANA BIO NUTRIENT MEDICINALS eva CBD care by design	NEUROHACKER COLLECTIVE NOOTROBOX ONNIT





TARGET MARKET

INFORMED HEALTH & WELLNESS CONSUMER

HARD WORKING PROFESSIONAL

REGULARLY USES NATURAL PRODUCTS & SUPPLEMENTS

LOOKING FOR WAYS TO MAXIMIZE & RELAX

GO-TO-MARKET STRATEGY

To maximize impact for our launch, we'll be focusing our time and attention in a few key areas:



DEMOGRAPHICS

- Supplement users
- Stressed Millennial Men
- Working Parents

WHAT THEY NEED

- Anxiety Relief
- Energy
- Mood Support

+



DIRECT TO CONSUMER

- Shopping at bemighty.co & mightycbd.co
- Education & tools online
- Subscription discounts
- Delivery partners
- Thought leadership content
- Incentivized referral program

+



EVENTS & SPONSORSHIPS

- Co-working spaces
  - Lunch & Learns
  - Meetups
- Select venues in SF, LA, SD
- Influencer & partner promotions
- Incentivized referral program



GO-TO-MARKET STRATEGY

CREATE THE FIRST IN-STORE NUTRACEUTICALS EXPERIENCE

- Select Dispensaries
- Create New Category
- Educational Sessions
- Featured Partners


Mighty
BALANCE
NATURAL ALIGNMENT & WELLNESS
COGNITIVE BOOST
HEALTHY INFLAMMATORY RESPONSE
PHYSICAL LIFT
SENSE OF CALMING
Mighty
BALAN

Mighty SELF

PRODUCT PORTFOLIO

FOCUS & BALANCE launched in November 2018. We are slated to release our next products, SLEEP near the end of 2019 and Restore in early 2020.


Mighty™
BALANCE
DAILY ALIGNMENT & WELLNESS SUPPORT
HEMP-BASED CBD
NUTRACEUTICAL BLEND WITH ASHWAGANDHA, CURCUMIN/PIPERINE, L-THEANINE, THEOBROMINE & OTHER ACTIVE INGREDIENTS

Mighty SELF™

THANK YOU!
BE MIGHTY

Mighty
SELF

EXHIBIT F
Video Transcript

PURPOSE	VOICEOVER	B-ROLL	LENGTH (SEC)
Intro	This is Erin, she cares just as much about her mental fitness just as much as her physical fitness. "Hi Erin," "Hi," "What if I told you there was a health and wellness product out there that could help you be your best self everyday, would you be interested?" "I sure would	*Erin running own pier.*	13
Matt Intro	I'm Matthew, and I'm the CEO and co-founder of Mighty Health.		
VISION / BELIEF	We believe that every person should be empowered to pursue their own path to physical and mental fitness, because we are all unique in some way.	*Imagery: Path connected with running and flow connected with yoga, or meditation. Nature shots, could be b-roll of models exercising.*	12
Intro to Dave	This is Dave, Hi Dave, Hi Matthew. Dave why don't you tell them why we started Mighty Health. "Sure thing."	*Dave sitting at table talking*	
PROBLEM	When we got the idea for Mighty, we were harried, working professionals and parents looking for new ways to shed stress, lift our mood, boost our energy, and enhance our focus so we could be more productive.	*B-Roll: stock footage of busy life, people moving, frantic life, social media, parental life, medical practitioners*	12
SOLUTION	It was through personal exploration, followed by methodical testing, that we discovered small amounts of cannabinoids, combined with the right bio-active ingredients, made a big difference in our lives.	*B-Roll: People working together, stock of modern daily work life, collaboration*	12
SCIENCE	By using the highest quality bio-active and adaptogenic ingredients combined with full-spectrum cannabinoids like CBD, we are creating nutraceuticals that help people be their best selves every day.	*B-Roll: Product shots for BALANCE*	15
WHAT WE NEED	Together, we can build Mighty Health into one of the leading health and wellness innovators in America. Take the leap, be Mighty with Us		19